UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment. No. 1)

APPLIED THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

03828A 101

(CUSIP Number)

Shoshana Shendelman

Applied Therapeutics, Inc.

545 Fifth Avenue, Suite 1400

New York, New York 10017

Telephone: (212) 220-9226

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Shoshana Shendelman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,901,990 (1)

	8.	Shared Voting Power 2,492,094(2)

	9.	Sole Dispositive Power 3,901,990(1)

	10.	Shared Dispositive Power 2,492,094(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,394,084

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.0%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (a) 88,397 shares held by Clearpoint Strategy Group LLC, of which Dr. Shendelman is the sole owner, (b) 1,750,000 shares held by Sycamore 2020 GRAT, over which Dr. Shendelman holds sole voting and dispositive power over such shares as the Investment Advisor, and (c) 1,509,308 shares of Common Stock underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of June 1, 2020.
(2)	Represents (a) 1,492,094 shares held by Sycamore Family I LLC, of which Dr. Shendelman’s spouse, Vladimir Shendelman, is the sole manager, (b) 290,280 shares held by Ginko Family LLC, of which Dr. Shendelman is the sole manager and (c) 709,720 shares held by Vladimir Shendelman.
(3)	Based upon 22,123,989 shares of common stock outstanding as of June 1, 2020. See also footnote 1 above.

1.	Names of Reporting Persons Sycamore Family I LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,492,094

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,492,094

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,492,094

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%(4)

14.	Type of Reporting Person (See Instructions) OO

(4)	Based upon 22,123,989 shares of common stock outstanding as of June 1, 2020.

Explanatory Note

This Amendment No. 1 (this “Amendment”) to Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Applied Therapeutics, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed on May 29, 2019 (the “Schedule 13D”). Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Schedule 13D. This Amendment amends the disclosures in the text of Items 1, 4, 5 and 6 to update information about the Reporting Persons.

Item 1. Security and Issuer.

The information contained in Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Applied Therapeutics, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive office is located at 545 Fifth Avenue, Suite 1400, New York, New York 10017.

Item 3. Source and Amount of Funds and Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

On May 28, 2020, Dr. Shendelman exercised options to purchase 27,624 shares of Common Stock at a per share price of $1.00 and 97,376 shares of Common Stock at a per share price of $1.44.

Item 4. Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On May 28, 2020, Dr. Shendelman entered into a written trading plan (the “Trading Plan”) with Goldman Sachs & Co. LLC, providing for the sale of shares underlying outstanding vested options in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. Under the Trading Plan, which will remain in effect through June 24, 2021, Dr. Shendelman may sell no more than 25,000 shares on any day and no more than an average of 90,000 shares per month elapsed under the plan, for a total of no more than 1,080,000 shares The form of the Trading Plan is filed as Exhibit 99.5 to this Amendment.

The information set forth in Items 3 and 6 of this Amendment are incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information below is based on 22,123,989 shares of Common Stock outstanding as of June 1, 2020.

(a)  See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person.

The securities beneficially owned by Shendelman include 1,509,308 shares of Common Stock underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of June 1, 2020.

(b)  See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) On May 28, 2020, Dr. Shendelman exercised options to purchase 125,000 shares of Common Stock and sold such shares in a block trade negotiated at a discount from the market closing price of $46.92 per share, for a gross sales price of $42.70. Except as described in this statement, none of the Reporting Persons have effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

See the Agreement Regarding the Joint Filing of Schedule 13D, filed as Exhibit 99.1 hereto and incorporated by reference herein.

Dr. Shendelman has entered in to various stock option agreements with the Issuer under the Issuer’s 2016 Equity Incentive Plan, as amended (the “2016 Plan”) and the 2019 Equity Incentive Plan, (the “2019 Plan”), forms of which are attached hereto as Exhibit 99.2 and Exhibit 99.3, and which are incorporated by reference herein, in amounts and as of the dates as follows:

•      a stock option grant under the 2016 Plan on March 8, 2018 to purchase 629,605 shares with a strike price of $1.44;

•      a stock option grant under the 2016 Plan on March 18, 2019 to purchase 948,894 shares with a strike price of $4.70;

•      a stock option grant under the 2019 Plan on May 13, 2019 to purchase 767,349 shares with a strike price of $10.00;

•      a stock option grant under the 2019 Plan on December 16, 2019 to purchase 209,000 shares with a strike price of $22.20; and

•      a stock option grant under the 2019 Plan on December 16, 2019 to purchase 23,317 shares with a strike price of $22.20.

Item 4 summarizes certain provisions of the Trading Plan and is incorporated herein by reference.  A copy of the Trading Plan, substantially in the form attached hereto as Exhibit 99.4, which is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Exhibit Name
99.1	Agreement Regarding the Joint Filing of Schedule 13D (incorporated by reference to Exhibit 99.1 to the Schedule 13D, filed with the Securities and Exchange Commission on May 29, 2019).

99.2	Forms of Stock Option Agreement under the 2016 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 12, 2019).

99.3	Forms of Stock Option Agreement under the 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 29, 2019).

99.4*	Form of Trading Plan.

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2020

/s/ Shoshana Shendelman
Shoshana Shendelman

Sycamore Family I LLC

	By:	/s/ Vladimir Shendelman
		Name:	Vladimir Shendelman
		Title:	Manager

Exhibit Index

Exhibit No.	Exhibit Name
99.1	Agreement Regarding the Joint Filing of Schedule 13D (incorporated by reference to Exhibit 99.1 to the Schedule 13D, filed with the Securities and Exchange Commission on May 29, 2019).

99.2	Forms of Stock Option Agreement under the 2016 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 12, 2019).

99.3	Forms of Stock Option Agreement under the 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 29, 2019).

99.4*	Form of Trading Plan.

*Filed herewith.